                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  -------------

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)


                                EASYRIDERS, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                  277848 1 0 7
             ------------------------------------------------------
                                 (CUSIP Number)


                                  Joseph Teresi
                               28210 Dorothy Drive
                         Agoura Hills, California 91301
                            Telephone: (818) 889-8740
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



                                  SCHEDULE 13D
CUSIP NO.  277848 1 0 7

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

               Joseph Teresi
        ------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a)    [X]
                                                   (b)    [ ]

        ------------------------------------------------------------------------

3.      SEC USE ONLY

        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS (See Instructions)
               OO
        ------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  [ ]
        ------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
        ------------------------------------------------------------------------

NUMBER OF       7.    SOLE VOTING POWER                          -0-
SHARES
BENEFICIALLY    8.    SHARED VOTING POWER                        -0-
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER                     -0-
REPORTING
PERSON         10.    SHARED DISPOSITIVE POWER                   -0-
WITH
        ------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 shares     (See Item 5)
        ------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)  [X]
        ------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
        ------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (See Instructions)
               IN
        ------------------------------------------------------------------------



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                                  SCHEDULE 13D

CUSIP NO.  277848 1 0 7

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

               Joseph Teresi 1998 Irrevocable Trust
        ------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a)    [ ]
                                                   (b)    [ ]
        ------------------------------------------------------------------------

3.      SEC USE ONLY

        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS (See Instructions)
               OO
        ------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  [ ]
        ------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
        ------------------------------------------------------------------------

NUMBER OF       7.    SOLE VOTING POWER                     6,993,507
SHARES
BENEFICIALLY    8.    SHARED VOTING POWER                         -0-
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER                6,993,507
REPORTING
PERSON         10.    SHARED DISPOSITIVE POWER                    -0-
WITH
        ------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,993,507 shares
        ------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)  [ ]
        ------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               36.5%
        ------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (See Instructions)
               OO
        ------------------------------------------------------------------------



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


                                  SCHEDULE 13D

CUSIP NO.  277848 1 0 7

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

               Monte L. Miller
        ------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a)    [ ]
                                                   (b)    [ ]
        ------------------------------------------------------------------------

3.      SEC USE ONLY

        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS (See Instructions)
               OO
        ------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  [ ]

        ------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
        ------------------------------------------------------------------------

NUMBER OF       7.    SOLE VOTING POWER                     6,993,507
SHARES
BENEFICIALLY    8.    SHARED VOTING POWER                         -0-
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER                6,993,507
REPORTING
PERSON         10.    SHARED DISPOSITIVE POWER                    -0-
WITH
        ------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,993,507 shares
        ------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

        ------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               36.5%
        ------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (See Instructions)
               IN
        ------------------------------------------------------------------------



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                                  SCHEDULE 13D

        This Amendment No. 1 of Statement on Schedule 13D is the First Amendment Statement for Joseph Teresi. It represents the Initial Statement on Schedule 13D being filed on behalf of the Joseph Teresi 1998 Irrevocable Trust and Monte L. Miller.

Item 1. Security and Issuer

        Common Stock, $.001 par value ("Common Stock"), of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 28210 Dorothy Drive, Agoura Hills, California 91301.

Item 2. Identity and Background

        This statement is filed by Joseph Teresi ("Mr. Teresi"), the Joseph Teresi 1998 Irrevocable Trust (the "Trust") and Monte L. Miller ("Mr. Miller") who is the Trustee of the Trust. The persons filing this Amendment No. 1 to Statement on Schedule 13D are herein sometimes collectively referred to as the "Reporting Persons".

        1. Joseph Teresi, a United States citizen, has his business address located at 28210 Dorothy Drive, Agoura Hills, California 91301.

        The present principal occupation or employment of Mr. Teresi, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Teresi is the Publisher of Paisano Publications, Inc., a principal subsidiary of the Company, and a director of the Company. The principal business of Paisano Publications, Inc. is located at 28210 Dorothy Drive, Agoura Hills, California 91301.

        2. The Joseph Teresi 1998 Irrevocable Trust was organized under the laws of the State of Nevada on or about December 18, 1998. Mr. Teresi is the grantor and beneficiary of the Trust. Mr. Miller is the Trustee of the Trust. The principal business of the Trust was to hold certain assets contributed to the Trust until the Trust terminated on January 4, 1999, at which time the assets were distributed to Mr. Teresi. The address of the principal business and principal office of the Trust was Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

        3. Monte L. Miller, a United States citizen, has his business address located at Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. The present principal occupation or employment of Mr. Miller and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Miller is the President and a director of Nevada Holding Services, Inc., a corporate services company. The principal business of Nevada Holding Services, Inc. is located at Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

        During the last five years, none of the Reporting persons has: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Trust was established in December 1998 with Joseph Teresi as the grantor and beneficiary, and Monte L. Miller as the Trustee. On December 29, 1998, Mr. Teresi transferred ownership of 6,993,507 shares of the Company's Common Stock to the Trust. No payment or other consideration was given to Mr. Teresi for the transfer of stock. The Trust used no funds or other consideration to acquire the stock.


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



Item 4. Purpose of Transaction

        The shares were originally acquired by Mr. Teresi for investment purposes. The 6,993,507 shares of the Company's Common Stock were transferred by Mr. Teresi to the Trust on December 29, 1998 for tax reasons. During the brief period of time the shares were held by the Trust, the Trust did not acquire additional shares of the Company's Common Stock. Upon termination of the Trust, the shares were distributed to Mr. Teresi, the Trust beneficiary. Since the Trust terminated on January 4, 1999, it is no longer in existence, and is therefore unable to acquire and/or dispose of additional shares of the Company's Common Stock.

        Mr. Teresi may acquire and/or dispose of additional shares of the Company's Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Teresi to increase or decrease his holdings in the Company's Common Stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's Common Stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of Mr. Teresi and general economic and market conditions.

        Other than with respect to Mr. Teresi's re-acquisition of the 6,993,507 shares of the Company's Common Stock on January 4, 1999 in connection with the termination of the Trust, Mr. Teresi presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Teresi may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of Issuer

        (a) On November 18, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Company had 19,175,375 outstanding shares.

        1. Joseph Teresi. As of December 29, 1998, Mr. Teresi beneficially owned 6,993,507 shares of the Company's Common Stock, or approximately 36.5% of the Company's outstanding Common Stock, on the basis that the Trust will terminate within the following 60 days, and Mr. Teresi will then receive ownership of the shares. From December 29, 1998 until January 4, 1999, the Trust through its Trustee, will have sole voting and dispositive powers over the shares. Upon termination of the Trust on January 4, 1999, Mr. Teresi will then have sole dispositive power over the shares and shared voting power for the election of directors, as explained below. These shares are also beneficially owned by the Trust and Mr. Miller, the Trustee of the Trust.

        As of November 30, 1998, Mr. John E. Martin ("Mr. Martin") beneficially owned an aggregate of 5,390,647 shares (including a warrant to purchase up to 125,000 shares), or approximately 28.1% of the Company's outstanding common stock. The shares of the Company's common stock held by Mr. Teresi and Mr. Martin are subject to that certain Stockholders' Voting Agreement described in
Item 6 of this report, and accordingly Mr. Teresi may be deemed to share voting power for limited purposes with respect to shares of the Company's Common Stock beneficially owned by Mr. Martin. Mr. Teresi disclaims beneficial ownership of the shares of the Company's Common Stock reported hereunder as beneficially owned by Mr. Martin. Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares or approximately 7.1% of the Company's outstanding Common Stock until May 29, 2000. These proxies were granted by Michael T. Purcell (400,000 shares), C.W. Doyle (320,000 shares) and Leon Hatcher (650,000 shares).


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



        2. The Joseph Teresi 1998 Irrevocable Trust. As of December 29, 1998, the Trust beneficially owns an aggregate of 6,993,507 shares, or approximately 36.5% of the Company's outstanding Common Stock. The shares held by the Trust are also beneficially owned by Mr. Teresi and Mr. Miller, the Trustee of the Trust.

        3. Monte L. Miller. As of December 29, 1998, Mr. Miller beneficially owns an aggregate of 6,993,507 shares of the Company's Common Stock, consisting of approximately 36.5% of the Company's outstanding Common Stock. The same shares are also beneficially owned by Mr. Teresi and the Trust.

        (b) 1. Joseph Teresi. From December 29, 1998 until the Trust terminates on January 4,1999 Mr. Teresi has no voting or dispositive power with respect to the 6,993,507 shares of the Company's Common Stock described in Item 5(a) as being beneficially owned by him. Upon termination of the Trust on January 4, 1999, the 6,993,507 shares were distributed to Mr. Teresi. Mr. Teresi now holds sole voting and dispositive power with respect to the 6,993,507 shares of the Company's Common Stock described in Item 5(a) as being beneficially owned by him, except in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors, as to which the provisions of a Stockholders' Voting Agreement described in Item 6 apply, and as to which matters voting power of such shares may be deemed to be shared by Mr. Martin.

        2. The Joseph Teresi 1998 Irrevocable Trust. From December 29, 1998 until the Trust terminated on January 4, 1999, the Trust, through its Trustee, Monte L. Miller, held sole voting and dispositive power with respect to the 6,993,507 shares of the Company's common stock described in Item 5(a) as being beneficially owned by the Trust.

        3. Monte L. Miller. From December 29, 1998 until the Trust terminated on January 4, 1999, Mr. Miller, as Trustee of the Trust, held sole voting and dispositive power with respect to the 6,993,507 shares of the Company's common stock described Item 5(a) as being beneficially owned by him.

        (c) During the 60 days prior to December 29, 1998, the Reporting Parties effected no transactions in the Company's common stock.

        (d) Mr. Teresi was the sole beneficiary of the Trust, and had the right to receive dividends and sales proceeds from the shares if and when distributed by the Trustee.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        From December 29, 1998 until the Trust terminated on January 4, 1999, the Trust had ownership of the 6,993,507 shares, and through its Trustee, Monte
L. Miller, had sole power to vote and dispose of the shares. On January 4, 1999, the Trust terminated and the shares were distributed to Mr. Teresi.

        Except as described in the preceding paragraph, Mr. Teresi is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the following:

                Mr. Teresi and John E. Martin entered into that certain Stockholders' Voting Agreement dated September 23, 1998 in which both Mr. Martin and Mr. Teresi are entitled to designate to the other four individuals ("Director Designees") to be voted for and to serve on the Board of Directors of the Company. Each of Mr. Martin and Mr. Teresi is to use his best efforts to cause each of their respective affiliates to:
        (i) nominate for election and (ii) vote all of his shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of the stockholders of the Company or by written consent of the holders of voting securities of the Company without a meeting. Under the Stockholders' Voting Agreement, both Mr. Martin and Mr. Teresi will use his best efforts to cause each

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        of his respective affiliates' to vote all of his shares entitled to vote thereon to remove a Director Designee from the Company's Board of Directors if either Mr. Martin or Mr. Teresi desires to have one of his Director Designees removed. If a vacancy on the Company's Board of Director is filled by a person not acceptable to the person who designated the Director Designee (whose death, resignation, removal, etc.) created the vacancy, then Mr. Martin and Mr. Teresi will jointly request the Company's secretary to call a special meeting of shareholders for the election of directors.

                Each of Mr. Martin and Mr. Teresi appointed the other as his attorney in fact and proxy for the purposes described above. The Stockholders' Voting Agreement terminates on the date the outstanding principal of, and any and all accrued and unpaid interest on, three promissory notes payable by the Company to Mr. Teresi in the aggregate principal amount of $13,000,000 are repaid in full or the date on which Mr. Teresi advises the Company's Secretary that Mr. Teresi elects to waive the benefits of the Voting Agreement, whichever first occurs.

Item 7. Materials to be Filed as Exhibits

           Exhibit No.  Description

                1       Stockholders' Voting Agreement between John Martin and
                        Joseph Teresi dated September 23, 1998. (Incorporated by reference from the initial Schedule 13D filed by Joseph
                        Teresi on October 5, 1998 as Exhibit No. 1).

                2 Proxy given by Michael T. Purcell covering 800,000 shares of Newriders common stock (400,000 shares of the Company's common stock). (Incorporated by reference from the Company's Form S-4 registration statement (File No.
                        333-58501) filed July 6, 1998 as Exhibit No. 10.1.21).

                3 Proxy given by C.W. Doyle covering 640,000 shares of Newriders common stock (320,000 shares of the Company's common stock). (Incorporated by reference from the Company's Form S-4 registration statement (File No.
                        333-58501) filed July 6, 1998 as Exhibit No. 10.1.22).

                4 Proxy given by Leon Hatcher covering 1,300,000 shares of Newriders common stock (650,000 shares of the Company's common stock). (Incorporated by reference from the Company's Form S-4 registration statement (File No.
                        333-58501) filed July 6, 1998 as Exhibit No. 10.1.23).

                5       Agreement between Joseph Teresi, the Joseph Teresi 1998
                        Irrevocable Trust and Monte L. Miller to file a joint
                        Schedule 13D.


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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: January 7, 1999                  By: /s/ Joseph Teresi
                                         ---------------------------------------
                                         Joseph Teresi, Individually



Date: January 7, 1999                By: /s/ Monte L. Miller
                                         ---------------------------------------
                                         Monte L. Miller, Individually and as
                                         Trustee of the JOSEPH TERESI 1998
                                         IRREVOCABLE TRUST


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